Exhibit 99.1

Catholic Order of Foresters Launches
SAPIENS Electronic Insurance Application Software

The North American, not-for-profit Catholic life insurance company expects to streamline the application process when agents meet with current and new clients

Holon, Israel – January 28, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that the Illinois-based Catholic Order of Foresters (COF), a fraternal benefit life insurance society since 1883, has launched Sapiens Electronic Application for its life business (formerly known as StoneRiver LifeApply).

“We are entering the eApp age and the beginning of a whole new way of serving our agents and members,” said Mark Walsworth, executive vice president and chief marketing officer.

The streamlined electronic insurance application software helps insurers increase efficiency and improve the life insurance buying experience. Sapiens LifeApply operates with a modern, functionally rich and user-friendly interface, all in an extremely intuitive and easy-to-use system. COF’s entire field force will have the opportunity to use the solution immediately.

“Sapiens expects LifeApply to positively impact COF’s field force by streamlining the application process when agents meet with current and new clients,” said Dave Pidgeon, Sapiens Head of Sapiens North American Life Division. “We will fully support COF during its journey to better serve its customers and agents, and gain greater efficiencies.”

Sapiens LifeApply is easy to use for experienced and new agents alike, using wizard-based and self-directed navigation. Content is dynamic and reflexive, with forms and questions appearing as needed and only valid options available for selection. Pre-population of data from CRM, needs analysis or illustration systems eliminates duplicate data entry. The system supports eSignature.

About Catholic Order of Foresters (COF)

Established in 1883, COF is a not-for-profit Catholic life insurance company helping members achieve financial security while supporting the Catholic community through spiritual, social and community service projects, which it identifies as fraternal outreach. It is headquartered in Naperville, Ill., and has more than 114,000 members nationwide. COF is licensed in 32 states and Washington, D.C. For more information, visit catholicforester.org, or connect with COF on social media.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com